SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No.    )*

CLEARWIRE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q 105

(CUSIP Number)

Michael J. Egan

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

December 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: Sprint Nextel Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 739,010,818*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 739,010,818*
(11)	Aggregate amount beneficially owned by each reporting person: 739,010,818*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 51.7%*
(14)	Type of reporting person: HC

*	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Schedule 13D.

(1)	Name of reporting person: Sprint HoldCo, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 705,359,348*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 705,359,348*
(11)	Aggregate amount beneficially owned by each reporting person: 705,359,348*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 50.5%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Schedule 13D.

(1)	Name of reporting person: SN UHC 1, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 33,651,470*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 33,651,470*
(11)	Aggregate amount beneficially owned by each reporting person: 33,651,470*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 4.6%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Schedule 13D.

This Statement on Schedule 13D (the “Schedule 13D”) is filed by Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo”) and SN UHC 1, Inc., a Delaware corporation (“SN UHC 1”) and together with Sprint and Sprint HoldCo, the “Sprint Entities” or the “Reporting Persons”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”).

EXPLANATORY NOTE REGARDING PRIOR JOINT SCHEDULE 13D

This Schedule 13D relates to the Statement on Schedule 13D filed on December 5, 2008 (the “Initial Joint 13D Filing”), as amended by Amendment No. 1 thereto filed on February 27, 2009, Amendment No. 2 thereto filed on November 12, 2009, Amendment No. 3 thereto filed on December 22, 2009, Amendment No. 4 thereto filed on December 7, 2010, Amendment No. 5 thereto filed on December 14, 2010, Amendment No. 6 thereto filed on May 13, 2011, Amendment No. 7 thereto filed on June 8, 2011, Amendment No. 8 thereto filed on December 16, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on March 14, 2012, Amendment No. 11 thereto filed on June 15, 2012, Amendment No. 12 thereto filed on September 14, 2012, Amendment No. 13 thereto filed on October 3, 2012 and the Amendment No. 14 thereto filed on October 18, 2012 (such Amendment, “Amendment No. 14” and the Initial Joint 13D Filing, as so amended through Amendment No. 14, the “Prior Joint Schedule 13D”). The Prior Joint Schedule 13D was jointly filed on behalf of (i) the Reporting Persons, (ii) Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment, LLC, a Delaware limited liability company (“Comcast LLC” and, collectively with Comcast, the “Comcast Entities”), (iii) Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), (iv) Eagle River Holdings, LLC, a Washington limited liability company (“ERH”), and Craig O. McCaw, an individual (“Mr. McCaw” and, together with ERH, the “ERH Entities”), and (v) certain other beneficial owners of Class A Common Stock that were previously party to the Equityholders’ Agreement described in this Schedule 13D, except that Amendment No. 14 was filed jointly on behalf of Sprint, Sprint HoldCo and the ERH Entities only.

On October 17, 2012, the Reporting Persons elected to report their beneficial ownership of Class A Common Stock apart from the Comcast Entities, the BHN Entities and the ERH Entities, except that Sprint, Sprint HoldCo and the ERH Entities filed Amendment No. 14 pursuant to a joint filing agreement among such parties solely with respect to that filing. This Schedule 13D is filed solely by the Reporting Persons. However, this Schedule 13D is a continuation of the Reporting Persons’ beneficial ownership reporting of Class A Common Stock set forth in the Prior Joint Schedule 13D and, as such, information from the Prior Joint Schedule 13D has been incorporated herein by reference as if set forth in full herein. The Initial Joint 13D Filing and all amendments thereto through Amendment No. 14 are filed as Exhibits 99.1 through Exhibit 99.15 hereto, respectively, and incorporated herein by reference.

All capitalized terms used in the Schedule 13D and not defined herein have the meanings ascribed to such terms in the Prior Joint Schedule 13D.

Item 1. Security and Issuer.

The class of equity securities to which the Schedule 13D relates is the Class A Common Stock. The address of the Issuer’s principal executive offices is 1475 120th Avenue Northeast, Bellevue, Washington 98005.

Item 2. Identity and Background.

Sprint

(a) Name of Person Filing	Sprint Nextel Corporation

(b) Address of Principal Business Office	6200 Sprint Parkway, Overland Park, Kansas 66251

(c) Principal Business	Wireless and wireline communications.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Sprint nor, to Sprint’s knowledge, any of the individuals referred to in Appendix A-1,

has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Kansas

Sprint HoldCo

(a) Name of Person Filing	Sprint HoldCo, LLC

(b) Address of Principal Business Office	6200 Sprint Parkway, Overland Park, Kansas 66251

(c) Principal Business	Wireless broadband communications.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Sprint HoldCo nor, to Sprint HoldCo’s knowledge, any of the individuals referred to in Appendix A-2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

SN UHC 1

(a) Name of Person Filing	SN UHC 1, Inc.

(b) Address of Principal Business Office	6200 Sprint Parkway, Overland Park, Kansas 66251

(c) Principal Business	Wireless broadband communications.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither SN UHC 1 nor, to SN UHC 1’s knowledge, any of the individuals referred to in Appendix A-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Joint Schedule 13D is incorporated herein by reference, but is amended and supplemented by adding the following information under a new heading “Sprint Transaction Proposal”:

Sprint estimates that, at the price per share/unit set forth in the Sprint Proposal with respect to the Proposed Transaction (as described in Item 4 below), approximately $2.1 billion in cash will be required to acquire the remaining shares of Common Stock and Clearwire Communications Class B Common Interests not already owned by the Sprint Entities. Sprint anticipates that it will obtain such funds from working capital.

Item 4. Purpose of Transaction.

Item 4 of the Prior Joint Schedule 13D is incorporated herein by reference, but is amended and supplemented by adding the following information under a new heading “BHN Exchange Notice”:

On October 11, 2012, BHN Spectrum provided Clearwire and Clearwire Communications with a written notice of its request to exchange all of the shares of Class B Common Stock together with all of the Clearwire Communications Class B Common Interests held by BHN Spectrum into an equal number of shares of Class A Common Stock (the “BHN Exchange”). The BHN Exchange was completed on October 18, 2012.

Item 4 of the Prior Joint Schedule 13D is amended and supplemented by adding the following information under a new heading “Closing of ERH Transaction”:

On December 7, 2012, all of the conditions to the transactions contemplated by the ERH ROFO Notice and Sprint Response Notice (the “ERH Transaction”) were met and, on December 11, 2012, ERH and the Sprint Entities consummated the ERH Transaction. The Interests were purchased by SN UHC 1, an indirect wholly-owned subsidiary of Sprint and, thus, a permitted designee of Sprint HoldCo under the Equityholders’ Agreement and Operating Agreement, pursuant to an election exercised by Sprint HoldCo pursuant to a notice (the “Election Letter”) and assignment and assumption agreements (the “Assignment and Assumption Agreements”) delivered to Clearwire in accordance with the terms of the Equityholders’ Agreement. ERH continues to hold certain warrants, which, upon the exercise thereof, entitle the holder to receive 375,000 shares of Class A Common Stock.

As a result of the ERH Transaction, according to the terms of the Equityholders’ Agreement described in Item 6 of the Schedule 13D, ERH no longer has the right to elect a director of Clearwire, and may no longer be deemed a member of the “group” under Section13(d) of the Act with the Sprint Entities, the Comcast Entities, the BHN Entities and the Intel Entities, as more fully described in Item 5(a)-(b) of the Schedule 13D.

The summary above is qualified in its entirety by reference to the Election Letter and Assignment and Assumption Agreements, attached as Exhibits 99.47- 99.49, which are incorporated by reference herein.

Item 4 of the Prior Joint Schedule 13D is amended and supplemented by adding the following information under a new heading “Sprint Transaction Proposal”:

On December 12, 2012, the Board of Directors of Sprint authorized Sprint’s management to proceed with discussions with Clearwire with the intent to attempt to reach a definitive agreement for a potential merger transaction (the “Proposed Transaction”). Representatives of Sprint have proposed certain terms (the “Sprint Proposal”) for the Proposed Transaction, as described below. Sprint understands that the Board of Directors of Clearwire has formed a special committee comprised of disinterested directors (the “Special Committee”) that is reviewing the Proposed Transaction. No assurances can be given that Sprint and Clearwire will reach agreement on the terms of a Proposed Transaction, that the terms of the Sprint Proposal described below (including but not limited to the terms related to the proposed purchase price per share) will not change, that definitive agreements for a Proposed Transaction will be entered into, or that a transaction will be consummated.

Pursuant to the Sprint Proposal, Sprint would acquire all of the shares of Common Stock and Clearwire Communications Class B Common Interests not already owned by the Sprint Entities (the “Shares”) at a purchase price of $2.90 per share (the “Purchase Price”) of Class A Common Stock and Class B Common Stock (together with the corresponding Clearwire Communications Class B Common Interests) in cash. Sprint has proposed to provide interim financing to Clearwire from and after the execution of definitive documentation relating to the Proposed Transaction in an amount up to $800 million (the “Interim Financing”). The Interim Financing is proposed to be provided in monthly installments through Sprint’s purchase of exchangeable notes (the “Notes”) from Clearwire Communications and Clearwire Finance, Inc. The Notes would be exchangeable for Class B Common Stock (together with corresponding Clearwire Communications Class B Common Interests) on terms to be agreed upon by Sprint and Clearwire. The availability of the full amount of the Interim Financing would depend, among other things, on the receipt of required Clearwire stockholder approvals for the Proposed Transaction and network buildout requirements to be agreed upon by Sprint and Clearwire.

Sprint has provided the Sprint Proposal to SOFTBANK CORP. (“SoftBank”) for its review. Pursuant to the terms of the Agreement and Plan of Merger, dated as of October 15, 2012, entered into by and among Sprint, SoftBank, Starburst II (“Parent”) and the other parties thereto (as amended, the “SoftBank Merger Agreement”), Sprint is required to obtain the prior written consent of Parent for the Proposed Transaction before entering into definitive documentation. Sprint anticipates that a definitive merger agreement entered into by Sprint and Clearwire in connection with the Proposed Transaction would contain, as a condition to consummating the Proposed Transaction, a requirement that the transactions contemplated by the SoftBank Merger Agreement (the “SoftBank Transaction”) will have first been consummated. The Proposed Transaction is intended to qualify as a “Qualifying Purchase” under the Equityholders’ Agreement and thus will also require approval by a majority of the directors on the Board of Directors of Clearwire (excluding Sprint’s designees) and by holders of a majority of the voting power represented by Clearwire’s voting securities (excluding the voting securities held by the Sprint Entities).

Under the terms of the Sprint Proposal, each of Comcast, the BHN Entities and the Intel Entities would enter into a voting and support agreement with Clearwire with respect to the Proposed Transaction, which will provide that such Equityholders will vote (i) all voting shares of Clearwire owned by such Equityholders in favor of adopting the definitive merger agreement and approving the transactions contemplated thereby and (ii) against other acquisition proposals. These voting obligations would apply whether or not the Proposed Transaction is recommended by the Board of Directors of Clearwire. The voting and support agreement would also provide that such Equityholders would provide any waivers and consents needed to effectuate the Proposed Transaction.

In addition, the Sprint Proposal provides that (i) Clearwire would agree to the termination of the Equityholders’ Agreement upon consummation of the Proposed Transaction and (ii) if a definitive merger agreement is executed in connection with the Proposed Transaction and such agreement is terminated due to the failure of the Clearwire stockholders to approve the Proposed Transaction, each of Comcast, the BHN Entities and the Intel Entities would agree (a) that each such entity will deliver a right of first offer notice (the “Notice”) to the other Equityholders pursuant to Section 3.3 of the Equityholders’ Agreement to offer to sell all of the equity securities of Clearwire and Clearwire Communications such entity owns at a price per share equal to the Purchase Price, (b) that Sprint will be entitled, but not obligated, to elect to purchase any such equity securities in any such Notice, and (c) that none of Comcast, the BHN Entities or the Intel Entities will exercise its purchase rights with respect to any such Notice it receives from the other entities under the Equityholders’ Agreement.

No binding obligation on the part of Clearwire or the Sprint Entities will arise with respect to the Proposed Transaction unless and until such time as definitive documentation is (i) approved by the Board of Directors of Sprint, (ii) recommended by the Special Committee and approved by the Board of Directors of Clearwire, (iii) consented to by Parent, and (iv) executed and delivered by the parties. Sprint reserves the right to modify the terms of the Sprint Proposal or withdraw the Sprint Proposal at any time.

If the Proposed Transaction is effected, it would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of Clearwire, a merger or other extraordinary transaction involving Clearwire, the delisting of the Class A Common Stock from NASDAQ and the Class A Common Stock becoming eligible for termination from registration pursuant to Section 12(b) of the Act.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of December 13, 2012, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Reporting Person	Class A Common Stock	% of Class A (1)	Class B Common Stock	% of Class B (1)	% Voting
Sprint (2)	739,010,818	51.7%	708,087,860	90.5%	50.4%
Sprint HoldCo (3)	705,359,348	50.5%	705,359,348	90.2%	48.1%
SN UHC 1 (4)	33,651,470	4.6%	2,728,348	0.3%	0.2%

(1)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of December 13, 2012. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock and Class B Common Stock are based on 691,233,800 shares of Class A Common Stock and 773,732,672 shares of Class B Common Stock outstanding as of October 23, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 26, 2012.
(2)	Consists of 705,359,348 shares of Class B Common Stock beneficially owned by Sprint HoldCo, 30,922,958 shares of Class A Common Stock beneficially owned by SN UHC 1 and 2,728,512 shares of Class B Common Stock beneficially owned by SN UHC 1. By virtue of the fact that Sprint HoldCo and SN UHC 1 are wholly-owned subsidiaries of Sprint, Sprint may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock owned by Sprint HoldCo and SN UHC 1.
(3)	Consists of 705,359,348 shares of Class B Common Stock beneficially owned by Sprint HoldCo.
(4)	Consists of 30,922,958 shares of Class A Common Stock beneficially owned by SN UHC 1 and 2,728,512 shares of Class B Common Stock beneficially owned by SN UHC 1.

Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons and (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1—A-3 of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of December 13, 2012.

In addition to the beneficial ownership of the Reporting Persons described herein, by virtue of the Equityholders’ Agreement, each of the Reporting Persons, together with the Comcast Entities, the BHN Entities, Intel Capital Wireless Investment Corporation 2008A, a Delaware corporation (the “Intel A”), Intel Capital Corporation, a Delaware corporation (“Intel Capital”), and Intel Capital (Cayman) Corporation, a Cayman Islands corporation (“Intel Cayman” and, together with Intel A and Intel Capital, the “Intel Entities”), may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over the following shares of Class A Common Stock beneficially owned by the Comcast Entities, the BHN Entities and the Intel Entities:

•	Statement on Schedule 13D filed on October 22, 2012 by the Comcast Entities reports beneficial ownership of 88,504,132 shares of Class A Common representing 12.8% of the Class A Common Stock;

•	Statement on Schedule 13D filed on October 26, 2012 by the BHN Entities reports beneficial ownership of 8,474,440 shares of Class A Common representing 1.2% of the Class A Common Stock; and

•

Amendment No. 16 to the Statement on Schedule 13D filed by Intel Corporation on October 19, 2012 reports beneficial ownership of 94,076,878 shares of Class A Common Stock (which consists of 25,098,733 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman and 65,644,812 shares of Class B Common Stock held by the Intel A) representing 12.4% of the Class A Common Stock.

As described in Item 6 of this Schedule 13D, the Equityholders’ Agreement includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors. The Reporting Persons disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by the Reporting Persons).

(c) Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons and (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendices A-1—A-3 of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to December 13, 2012.

(d) Not applicable.

(e) On December 11, 2012, ERH ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Prior Joint Schedule 13D is incorporated herein by reference, but is amended and supplemented with the information under the subheadings “Closing of ERH Transaction” and “Sprint Transaction Proposal” in Item 4 of this Schedule 13D, which is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Statement on Schedule 13D (the “Initial Joint 13D Filing”) filed on December 5, 2008 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.2	Amendment No. 1 to the Statement on Schedule 13D filed on February 27, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc. Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.3	Amendment No. 2 to the Statement on Schedule 13D (“Amendment No. 2”) filed on November 12, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.4	Amendment No. 3 to the Statement on Schedule 13D filed on December 22, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.5	Amendment No. 4 to the Statement on Schedule 13D (“Amendment No. 4”) filed on December 7, 2010 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.6	Amendment No. 5 to the Statement on Schedule 13D filed on December 14, 2010 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.7	Amendment No. 6 to the Statement on Schedule 13D filed on May 13, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.8	Amendment No. 7 to the Statement on Schedule 13D (“Amendment No. 7”) filed on June 8, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.9	Amendment No. 8 to the Statement on Schedule 13D (“Amendment No. 8”) filed on December 16, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.10	Amendment No. 9 to the Statement on Schedule 13D (“Amendment No. 9”) filed on February 24, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.11	Amendment No. 10 to the Statement on Schedule 13D filed on March 14, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and

Craig O. McCaw

99.12	Amendment No. 11 to the Statement on Schedule 13D (“Amendment No. 11”) filed on June 15, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.13	Amendment No. 12 to the Statement on Schedule 13D (“Amendment No. 12”) filed on September 14, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment, LLC, Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.14	Amendment No. 13 to the Statement on Schedule 13D (“Amendment No. 13”) filed on October 3, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment, LLC, Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.15	Amendment No. 14 to the Statement on Schedule 13D (“Amendment No. 14”) filed on October 18, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC and Craig O. McCaw

99.16	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008)

99.17	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.18	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.19	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (incorporated herein by reference to Exhibit 99.7 to the Initial Joint 13D Filing)

99.20	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s

Current Report on Form 8-K filed December 1, 2008)

99.21	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.22	Joint Filing Agreement, dated as of November 28, 2008, among the reporting persons to the Initial Joint 13D Filing and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 99.7 to the Initial Joint 13D Filing)

99.23	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 99.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.24	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC (incorporated herein by reference to Exhibit 99.9 to Amendment No. 2)

99.25	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Corporation, Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 99.10 to Amendment No. 2)

99.26	Form of Lock-up Agreement (incorporated herein by reference to Exhibit 99.11 to Amendment No. 4)

99.27	Form of Preemptive Rights Waiver (incorporated herein by reference to Exhibit 99.12 to Amendment No. 4)

99.28	Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 4.11 of Clearwire Corporation’s Current Report on Form 8-K filed December 13, 2010)

99.29	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.14 to Amendment No. 7)

99.30	Commitment Agreement, dated as of November 30, 2011, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (including the form of Note attached as Exhibit B thereto) (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.31	Letter Agreement, dated as of November 30, 2011, by and among Clearwire Corporation, Clearwire Communications, LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 10.2 of

Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.32	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of December 12, 2011, regarding Notice of Exercise of Preemptive Rights (incorporated herein by reference to Exhibit 99.17 to Amendment No. 8)

99.33	Investment Agreement, dated as of December 13, 2011, by and among Clearwire Corporation, Clearwire Communications LLC and Sprint HoldCo, LLC (incorporated herein by reference to Exhibit 99.18 to Amendment No. 8)

99.34	Form of 2011 Lock-Up Agreement (incorporated herein by reference to Exhibit 99.19 to Amendment No. 8)

99.35	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of December 7, 2011, executed by Sprint HoldCo, LLC, Comcast Corporation, as Strategic Investor Representative, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 99.20 to Amendment No. 8)

99.36	Letter to the Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated as of February 7, 2012, pursuant to Section 5(a) of the Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (incorporated herein by reference to Exhibit 99.21 to Amendment No. 9)

99.37	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated as of February 16, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.22 to Amendment No. 9)

99.38	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of June 8, 2012, pursuant to Section 2.13(j) of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.23 to Amendment No. 11)

99.39	Letter to Comcast Corporation and Bright House Networks, LLC from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of August 29 , 2012, pursuant to Section 5(a) of the Strategic Investor Agreement (incorporated herein by reference to Exhibit 99.24 to Amendment No. 12)

99.40	Request Notice to Clearwire from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of August 29 , 2012, pursuant to Section 3(c)(ii) and (d) of the Registration Rights Agreement (incorporated herein by reference to Exhibit 99.25 to Amendment No. 12)

99.41	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation, dated as of September 4, 2012, pursuant to Section 7.9(c) of the Operating Agreement (incorporated herein by reference to Exhibit 99.26 to Amendment No. 12)

99.42	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Bright House Networks, LLC and Intel Corporation from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of September 7, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.27 to Amendment No. 12)

99.43	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation from Comcast Wireless Investment, LLC, dated as of September 18, 2012, pursuant to Section 7.9(c) of the Operating Agreement (incorporated herein by reference to Exhibit 99.28 to Amendment No. 13)

99.44	Interest Notice pursuant to Section 3.3 of the Equityholders’ Agreement from Eagle River Holdings, LLC dated as of

October 17, 2012 (incorporated herein by reference to Exhibit 99.29 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.45	Response Letter pursuant to Section 3.3 of the Equityholders’ Agreement from Sprint HoldCo, LLC to Eagle River Holdings, LLC dated as of October 17, 2012 (incorporated herein by reference to Exhibit 99.30 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.46	Joint Filing Agreement, dated as of October 17, 2012, by and among Eagle River Holdings, LLC, Craig O. McCaw, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 99.31 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.47	Letter to Clearwire Corporation from Sprint HoldCo, LLC pursuant to Section 3.9 of the Equityholders’ Agreement and Section 7.11 of the Operating Agreement, dated December 10, 2012

99.48	Assignment and Assumption Agreement by SN UHC 1, Inc., dated December 11, 2012

99.49	Assignment and Assumption Agreement by SN UHC 1, Inc., dated December 11, 2012

99.50	Joint Filing Agreement, dated as of December 13, 2012, by and among Sprint HoldCo, LLC, SN UHC 1, Inc. and Sprint Nextel Corporation

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2012

Sprint Nextel Corporation

By	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Sprint HoldCo, LLC

By	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	President

SN UHC 1, Inc.

By	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	President

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SPRINT

Set forth below is a list of each executive officer and director of Sprint setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Sprint and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Daniel R. Hesse* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President and Chief Executive Officer of Sprint Nextel Corporation

Joseph J. Euteneuer Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Financial Officer of Sprint Nextel Corporation

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Sales Officer of Sprint Nextel Corporation

Robert L. Johnson Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Chief Service and Information Technology Officer

Matthew Carter Sprint Nextel Corporation 6591 Irvine Center Dr., #100 Irvine, CA 92618	President – Global Wholesale and Emerging Solutions

Steven L. Elfman Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President – Network Operations and Wholesale of Sprint Nextel Corporation

Keith O. Cowan Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President – Strategic Planning and Corporate Initiatives of Sprint Nextel Corporation

Charles R. Wunsch 6200 Sprint Parkway, Overland Park, Kansas 66251	Senior Vice President, General Counsel and Corporate Secretary of Sprint Nextel Corporation

Ryan H. Siurek Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Vice President, Controller and Principal Accounting Officer of Sprint Nextel Corporation

William M. Malloy Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Marketing Officer

Robert R. Bennett* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Principal of Hilltop Investments, LLC, a private investment company	Hilltop Investments, LLC 10900 Hilltop Road Parker, CO 80134

Gordon M. Bethune* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Retired

Larry C. Glasscock* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Retired

James H. Hance, Jr.* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board of Sprint Nextel Corporation and Senior Advisor of the Carlyle Group	Bank of America Corporation NCI-007-52-17 100 North Tryon Street Charlotte, NC 28255

V. Janet Hill* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Principal, Hill Family Advisors	Hill Family Advisors 4000 Legato Road, Suite 1100 Fairfax, VA 22033

Frank Ianna* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Executive Officer and Director, Attila Technologies LLC, a Technogenesis company	425 Devonshire Drive Franklin Lakes, NJ 07417

Sven-Christer Nilsson, a citizen of Sweden* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Founder/Owner of Ripasso AB, a private business advisory company	Ripasso AB Utsiktsvägen 2 SE-260 83 Vejbystrand/Sweden

William R. Nuti* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board, Chief Executive Officer and President of NCR Corporation, a global technology company	NCR Corporation 250 Greenwich Street, 35th Floor New York, NY 10007

Rodney O’Neal* Sprint Nextel Corporation	Chief Executive Officer and President of Delphi Automotive	Delphi Automotive PLC M/C 483-400-650

6200 Sprint Parkway, Overland Park, Kansas 66251	PLC, a global supplier of mobile electronics and transportation systems	5725 Delphi Drive Troy, Michigan 48098-2815

*	Director

Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

SPRINT HOLDCO

Set forth below is a list of each executive officer and director of Sprint HoldCo setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Sprint HoldCo and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Directors
None – managed by: SN UHC 4, Inc.; and c/o Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251

Executive Officers

Charles R. Wunsch Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President of Sprint HoldCo, LLC

Gregory D. Block Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Treasurer of Sprint HoldCo, LLC

Timothy P. O’Grady Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Secretary of Sprint HoldCo, LLC

Ryan H. Siurek Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Controller of Sprint HoldCo, LLC

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Keith O. Cowan Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Appendix A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

SN UHC 1

Set forth below is a list of each executive officer and director of SN UHC 1 setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with SN UHC 1 and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Charles R. Wunsch* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President of SN UHC 1, Inc.

Ryan H. Siurek Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Controller of SN UHC 1, Inc.

Gregory D. Block Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Treasurer of SN UHC 1, Inc.

Timothy P. O’Grady* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Secretary of SN UHC 1, Inc.

John W. Chapman Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Asst. Secretary of SN UHC 1, Inc.

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Mark V. Beshears Sprint Nextel Corporation 6200 Sprint Parkway,	Vice President of SN UHC 1, Inc.
Overland Park, Kansas 66251

Gary E. Charde Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Lawrence R. Krevor Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Todd A. Rowley Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Patricia C. Tikkala Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

John J. Mutrie, Jr. Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Assistant Controller of SN UHC 1, Inc.

Ceyhun (Jay) Cetin Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Assistant Treasurer of SN UHC 1, Inc.

Jennifer Dale Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Assistant Treasurer of SN UHC 1, Inc.

Stefan K. Schnopp* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Assistant Secretary of SN UHC 1, Inc.

*	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Statement on Schedule 13D (the “Initial Joint 13D Filing”) filed on December 5, 2008 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.2	Amendment No. 1 to the Statement on Schedule 13D filed on February 27, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc. Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.3	Amendment No. 2 to the Statement on Schedule 13D (“Amendment No. 2”) filed on November 12, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.4	Amendment No. 3 to the Statement on Schedule 13D filed on December 22, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.5	Amendment No. 4 to the Statement on Schedule 13D (“Amendment No. 4”) filed on December 7, 2010 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.6	Amendment No. 5 to the Statement on Schedule 13D filed on December 14, 2010 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.7	Amendment No. 6 to the Statement on Schedule 13D filed on May 13, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I

LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.8	Amendment No. 7 to the Statement on Schedule 13D (“Amendment No. 7”) filed on June 8, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.9	Amendment No. 8 to the Statement on Schedule 13D (“Amendment No. 8”) filed on December 16, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.10	Amendment No. 9 to the Statement on Schedule 13D (“Amendment No. 9”) filed on February 24, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.11	Amendment No. 10 to the Statement on Schedule 13D filed on March 14, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.12	Amendment No. 11 to the Statement on Schedule 13D (“Amendment No. 11”) filed on June 15, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.13	Amendment No. 12 to the Statement on Schedule 13D (“Amendment No. 12”) filed on September 14, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment, LLC, Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.14	Amendment No. 13 to the Statement on Schedule 13D (“Amendment No. 13”) filed on October 3, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment, LLC, Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.15	Amendment No. 14 to the Statement on Schedule 13D (“Amendment No. 14”) filed on October 18, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC and Craig O. McCaw

99.16	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008)

99.17	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.18	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.19	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (incorporated herein by reference to Exhibit 99.7 to the Initial Joint 13D Filing)

99.20	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.21	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.22	Joint Filing Agreement, dated as of November 28, 2008, among the reporting persons to the Initial Joint 13D Filing and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 99.7 to the Initial Joint 13D Filing)

99.23	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 99.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.24	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless

Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC (incorporated herein by reference to Exhibit 99.9 to Amendment No. 2)

99.25	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Corporation, Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 99.10 to Amendment No. 2)

99.26	Form of Lock-up Agreement (incorporated herein by reference to Exhibit 99.11 to Amendment No. 4)

99.27	Form of Preemptive Rights Waiver (incorporated herein by reference to Exhibit 99.12 to Amendment No. 4)

99.28	Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 4.11 of Clearwire Corporation’s Current Report on Form 8-K filed December 13, 2010)

99.29	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.14 to Amendment No. 7)

99.30	Commitment Agreement, dated as of November 30, 2011, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (including the form of Note attached as Exhibit B thereto) (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.31	Letter Agreement, dated as of November 30, 2011, by and among Clearwire Corporation, Clearwire Communications, LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.32	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of December 12, 2011, regarding Notice of Exercise of Preemptive Rights (incorporated herein by reference to Exhibit 99.17 to Amendment No. 8)

99.33	Investment Agreement, dated as of December 13, 2011, by and among Clearwire Corporation, Clearwire Communications LLC and Sprint HoldCo, LLC (incorporated herein by reference to Exhibit 99.18 to Amendment No. 8)

99.34	Form of 2011 Lock-Up Agreement (incorporated herein by reference to Exhibit 99.19 to Amendment No. 8)

99.35	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of December 7, 2011, executed by Sprint HoldCo, LLC, Comcast Corporation, as Strategic Investor Representative, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 99.20 to Amendment No. 8)

99.36	Letter to the Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated as of February 7, 2012, pursuant to Section 5(a) of the Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc.,

Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (incorporated herein by reference to Exhibit 99.21 to Amendment No. 9)

99.37	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated as of February 16, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.22 to Amendment No. 9)

99.38	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of June 8, 2012, pursuant to Section 2.13(j) of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.23 to Amendment No. 11)

99.39	Letter to Comcast Corporation and Bright House Networks, LLC from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of August 29 , 2012, pursuant to Section 5(a) of the Strategic Investor Agreement (incorporated herein by reference to Exhibit 99.24 to Amendment No. 12)

99.40	Request Notice to Clearwire from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of August 29 , 2012, pursuant to Section 3(c)(ii) and (d) of the Registration Rights Agreement (incorporated herein by reference to Exhibit 99.25 to Amendment No. 12)

99.41	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation, dated as of September 4, 2012, pursuant to Section 7.9(c) of the Operating Agreement (incorporated herein by reference to Exhibit 99.26 to Amendment No. 12)

99.42	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Bright House Networks, LLC and Intel Corporation from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of September 7, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.27 to Amendment No. 12)

99.43	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation from Comcast Wireless Investment, LLC, dated as of September 18, 2012, pursuant to Section 7.9(c) of the Operating Agreement (incorporated herein by reference to Exhibit 99.28 to Amendment No. 13)

99.44	Interest Notice pursuant to Section 3.3 of the Equityholders’ Agreement from Eagle River Holdings, LLC dated as of October 17, 2012 (incorporated herein by reference to Exhibit 99.29 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.45	Response Letter pursuant to Section 3.3 of the Equityholders’ Agreement from Sprint HoldCo, LLC to Eagle River Holdings, LLC dated as of October 17, 2012 (incorporated herein by reference to Exhibit 99.30 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.46	Joint Filing Agreement, dated as of October 17, 2012, by and among Eagle River Holdings, LLC, Craig O. McCaw, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 99.31 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.47	Letter to Clearwire Corporation from Sprint HoldCo, LLC pursuant to Section 3.9 of the Equityholders’ Agreement and Section 7.11 of the Operating Agreement, dated December 10, 2012

99.48	Assignment and Assumption Agreement by SN UHC 1, Inc., dated December 11, 2012

99.49	Assignment and Assumption Agreement by SN UHC 1, Inc., dated December 11, 2012

99.50	Joint Filing Agreement, dated as of December 13, 2012, by and among Sprint HoldCo, LLC, SN UHC 1, Inc. and Sprint Nextel Corporation